EXHIBIT 3.2

Section 2.11 of the By-Laws of the Company is amended in its entirety to read as follows:

Section 2.11.  Shareholder Proposals.

(a)   Nominations for the election of Directors and proposals for any new business to be taken up at any annual meeting of Shareholders may be made by the Board of Directors of the Corporation or by any Shareholder of the Corporation entitled to vote on the matter proposed or the Director to be elected.  In order for a Shareholder of the Corporation to make any such nomination or proposal, the Shareholder shall give notice thereof in writing to the Corporation, delivered or mailed by first class United States mail, postage prepaid.  If the notice relates to an annual meeting, it must be received by the Secretary of the Corporation not less than one hundred and twenty (120) days before the one-year anniversary of the date the Corporation first mailed its proxy materials for the prior year’s annual meeting of shareholders; provided, however, that:

(1)
if the month and day of an annual meeting of Shareholders is more than thirty (30) days earlier than the month and day of the annual meeting of shareholders for the prior year, the Secretary of the Corporation shall have received such written notice from the Shareholder on or before the close of business on the tenth day following the date of first public announcement of the date of the annual meeting; and

(2)
if the month and day of an annual meeting of Shareholders is more than thirty (30) days later than the month and day of the annual meeting of shareholders for the prior year, the Secretary of the Corporation shall have received such written notice from the Shareholder on or before the close of business on a date one hundred and twenty (120) days before the actual first date of mailing of the Corporation’s proxy materials for the annual meeting of shareholders for the current year.

Nominations for the election of Directors may also be made for any special meeting of shareholders at which Directors are to be elected and may be made by the Board of Directors of the Corporation or by any Shareholder of the Corporation entitled to vote for the Director to be elected.  In order for a Shareholder of the Corporation to make any such nomination, the Shareholder shall give notice thereof in writing to the Corporation, delivered or mailed by first class United States mail, postage prepaid, and such notice must be received by the Secretary of the Corporation on or before the close of business on the tenth day following the date of first public announcement of the date of the special meeting.

(b)           Any notice of a nomination or proposal pursuant to subsection (a) of this Section 2.11 shall include or be accompanied by a written statement which shall set forth:

(1)
as to each person whom the Shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected;

(2)
as to any other business that the Shareholder proposes to bring before the meeting, a concise description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Shareholder and of the beneficial owner or owners, if any, on whose behalf the proposal is made; and

(3)
as to each Shareholder giving the notice and beneficial owner, if any, on whose behalf the nomination or proposal is made, (A) the name and address of such Shareholder, as they appear on the Corporation’s books, and of such beneficial owner and (B) the number of each class of shares of the Corporation which are owned beneficially and of record by such Shareholder and such beneficial owner.

(c)           Notwithstanding anything in subsection (a) of this Section 2.11 to the contrary, if the number of Directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors at least fifty-five (55) days prior to the first anniversary of the first mailing of proxy materials by the Corporation for the preceding year’s annual meeting, a Shareholder’s notice required by this Section 2.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(d)           Only such persons who are nominated in accordance with the procedures set forth in this Section 2.11 shall be eligible to serve as Directors.  Only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.11.  The chairman of the meeting has the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.11 and, if any proposed nomination or business is not in compliance with this Section 2.11, to declare that such defective nomination or proposal be disregarded.

(e)           For purposes of this Section 2.11, “public announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(f)           Notwithstanding the foregoing provisions of this Section 2.11, a Shareholder shall also comply with all applicable requirements of state law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.11.  Nothing in this Section 2.11 shall be deemed to affect any rights of Shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g)           The chairman of any meeting of Shareholders may, if the facts warrant, determine and declare at such meeting that a nomination or proposal was not made in accordance with the foregoing procedure, and, if he or she should so determine, he or she shall so declare at the meeting and the defective nomination or proposal shall be disregarded.  This provision shall not require the holding of any adjourned or special meeting of Shareholders for the purpose of considering such defective nomination or proposal.

(h)           During any period of time in which the holders of the Corporation’s 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) are entitled to vote for Directors under the Corporation’s Articles of Incorporation, as amended from time to time, the number of Directors specified in Section 3.2(a) shall be automatically increased by two (2).  As soon as the holders of the Preferred Stock are no longer entitled to vote for Directors, the term of any Director elected by the holders of the Preferred Stock shall automatically expire and the number of Directors shall automatically return to the number specified in Section 3.2(a).